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                    SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   February, 2001
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY SUBSTANTIAL SHAREHOLDERS
                                 ------------------------------------
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AMVESCAP PLC
238730
IMMEDIATE RELEASE 12TH FEBRUARY 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652


                      DEALINGS BY SUBSTANTIAL SHAREHOLDERS


1)   NAME OF COMPANY                       AMVESCAP PLC

2)   NAME OF SHAREHOLDER HAVING A          PARTIES TO THE VOTING
     SUBSTANTIAL INTEREST                  ARRANGEMENT ENTERED INTO
                                           PURSUANT TO THE MERGER WITH
                                           AIM (NOTIFIED UNDER SECTION
                                           204 OF THE COMPANIES ACT
                                           1985)

3)   Please state whether                  NOTIFICATION IS IN RESPECT
     notification indicates that           OF THE SHAREHOLDER NAMED IN
     it is in respect of holding           2 ABOVE
     of the Shareholder named in 2
     above or in respect of a non-
     beneficial interest or in the
     case of an individual holder
     if it is a holding of that
     person's spouse or children
     under the age of 18

4)   Name of the registered                   -
     holder(s) and, if more than
     one holder, the number of
     shares held by each of them.


5)   Number of shares/amount of               -
     stock acquired

6)   % of issued Class                        -

7)   Number of shares/amount of
     stock disposed                           -

8)   % of issued Class                        -

9)   Class of security                     ORDINARY SHARES

10)  Date of transaction                   12 FEBRUARY 2001

11)  Date company informed                 12 FEBRUARY 2001

12)  Total holding following this          146,637,701
     notification
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13)  Total percentage holding              18.97%
     of issued class following this
     notification

14)  Any additional information            The percentage held has been
     price per share etc.                  reduced below 19% as a
                                           result of the increase in
                                           the issued share capital of
                                           AMVESCAP PLC

15)  Name of contact and telephone         ANGELA TULLY
     number for queries                    020 7454 3652

16)  Name and signature of                 A. TULLY
     authorised company official           AMVESCAP PLC
     responsible for making this           ASSISTANT COMPANY
     notification                          SECRETARY

16)  Date of Notification                  12TH FEBRUARY 2001


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 12 February, 2001                     By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary